AB
3/19

12010042

SECURITIES AI
Was

SEC
Mail Processing
Section

FEB 24 2012

Washington, DC
123

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response ... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50307

FACING PAGE

Information Required of Brokers and Dealers pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FAS CORP.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 West 135th Street, Suite 100

Leawood	KS	66224
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Meier — 913-239-2300 (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter, Certified Public Accountants
(Name - if individual, state last, first, middle name)

1901 West 47th Place, #204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ___ Public Accountant
- ___ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/1/12

OATH OR AFFIRMATION

I, JOHN A. MEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS CORP., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John A. Meier
Title: Vice President and Principal

STATE OF KANSAS)
)ss
COUNTY OF JOHNSON)

Subscribed and sworn to before me, a Notary Public, this 21 day of February, 2012.

NOTARY PUBLIC
Jo Ellen Byron
Exp. Date 11/18/2013
STATE OF KANSAS

Jo Ellen Byron
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation of the Computations of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
FAS Corp.

We have audited the accompanying statements of financial condition of

FAS CORP.

as of December 31, 2011, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements of Financial Advisory Service, Inc. as of December 31, 2010 were audited by other auditors whose report dated February 14, 2011, expressed a unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Financial Advisory Service, Inc., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 9 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter P.C. PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 11, 2012

FAS CORP.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash	$ 13,569	$ 17,511
Prepaid expenses	21,306	26,885
TOTAL ASSETS	$ 34,875	$ 44,396
LIABILITIES AND STOCKHOLDERS' EQUITY		
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 100,000 shares authorized, 10,000 shares issued and outstanding	$ 10,000	$ 10,000
Retained earnings	24,875	34,396
TOTAL STOCKHOLDERS' EQUITY	34,875	44,396
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 34,875	$ 44,396

The accompanying notes are an integral part of these financial statements.

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

February 11, 2012

To the Audit Committee
Board of Directors
FAS Corp.

The following comments regarding the scope and results of our audit of the FAS Corp. for the year ended December 31, 2011 will assist you in overseeing the financial reporting and disclosure process for which management is responsible.

Scope of Audit

Our responsibility is to express an opinion on the financial statements based on our audit. This audit is to be conducted in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.

Significant Accounting Policies

Significant accounting policies are summarized and disclosed in Note A to the financial statements. During the year ended December 31, 2011, there were no changes in significant accounting policies.

Management Judgments and Accounting Estimates

In preparing the financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

Audit Adjustments and Passed Adjustments

Audit Adjustments - None
Passed Adjustments - None

Disagreements with Management

No disagreements arose with management during the course of the audit, whether or not satisfactorily resolved, regarding any matters that individually or in the aggregate could be significant to the entity's financial statements or the auditors' report.

Difficulties Encountered in Performing the Audit

The audit team encountered no serious difficulties in dealing with management related to the performance of our audit of the financial statements.

Continued Retention of the Auditor

We appreciated the opportunity to work with the management and staff of the FAS Corp. We trust that our association will be a long and pleasant one. Thank you.

Miller Fairfax Coffey P.C. PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 11, 2012